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MAR 01 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-53091

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERCHWOOD PARTNERS LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

717 FIFTH AVENUE, 14TH FLOOR

(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM J. ZWART (212) 201-3929

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAZARS USA LLP

(Name – if individual, state last, first, middle name)

135 W 50TH STREET	NEW YORK	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

1.



OATH OR AFFIRMATION

I, DAVID W. BERCHENBRITER , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
BERCHWOOD PARTNERS LLC , as
of DECEMBER 31 , 20 18 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NONE

WILLIAM J. ZWART
Notary Public, State of New York
No. 02ZW6017634
Qualified in New York County
Commission Ex......

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Members of BerchWood Partners LLC and BerchWood Partners LLP

Opinion on the Financial Statement

We have audited the accompanying combining statement of financial condition of BerchWood Partners LLC and BerchWood Partners LLP (the "Company" and the "Affiliate", respectively), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the combining statement of financial condition presents fairly, in all material respects, the financial position of the Company and the Affiliate as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company and the Affiliate's management. Our responsibility is to express an opinion on the Company and the Affiliate's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company and the Affiliate in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company and the Affiliate's auditor since 2017.

New York, NY
February 28, 2019

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

MAZARS USA LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.

Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

BERCHWOOD PARTNERS LLC AND AFFILIATE

COMBINING STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

	Total	Eliminations	BerchWood Partners LLC	BerchWood Partners LLP
Cash and cash equivalents	$ 309,844	$ -	$ 288,209	$ 21,635
Fees receivable, net of allowance for doubtful accounts of $733,465	226,335	-	103,509	122,826
Other current assets	50,203	-	28,119	22,084
Property and equipment, net of accumulated depreciation	17,435	-	17,435	-
Security deposit	26,120	-	-	26,120
Deferred income taxes	6,000	-	6,000	-
Cash - restricted	90,027	-	90,027	-
Investment in affiliate	-	(85,982)	85,982	-
Due from affiliate	-	(49,690)	49,690	-
TOTAL ASSETS	$ 725,964	$ (135,672)	$ 668,971	$ 192,665

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

	Total	Eliminations	BerchWood Partners LLC	BerchWood Partners LLP
Accrued expenses	$ 97,457	$ -	$ 90,064	$ 7,393
Retirement plan payable	26,498	-	26,498	-
Deferred rent liability	64,482	-	64,482	-
Due to affiliate	-	(49,690)	-	49,690
Total Liabilities	188,437	(49,690)	181,044	57,083

COMMITMENTS AND CONTINGENCIES

MEMBERS' EQUITY:

	Total	Eliminations	BerchWood Partners LLC	BerchWood Partners LLP
Members' equity	526,744	(85,982)	487,927	124,799
Accumulated other comprehensive income: Foreign currency translation income	10,783	-	-	10,783
Total Members' Equity	537,527	(85,982)	487,927	135,582
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 725,964	$ (135,672)	$ 668,971	$ 192,665

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Principles of Combination

BerchWood Partners LLC (the "Company") was organized in New York on June 8, 2000, as a limited liability company. The Company wholly owns BerchWood Partners Limited ("BerchWood Ltd."), which is a partner in BerchWood Partners LLP (the "Affiliate"), both located in the United Kingdom ("UK"). The combining financial statement include the accounts of the Company and the Affiliate as the Company and the Affiliate are entities under common control and management. All transactions and accounts between and among the Company and the Affiliate have been eliminated. BerchWood Ltd. had no operations during the year.

In December 2018, the Affiliate amended and restated its limited liability partnership agreement. The partners of the Affiliate are BerchWood Ltd. and a 50% member of the Company, each with a 50% voting interest. However, 100% of the net income of the Affiliate is allocated to the Company.

Principal Business Activity

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is primarily engaged in raising capital for private equity and alternative U.S. and non-U.S. investment fund managers.

The Affiliate is registered with the UK Financial Conduct Authority ("FCA"). The Affiliate is engaged in raising capital for private equity and alternative investment fund managers in the UK and Continental Europe.

Basis of Presentation

The accompanying combining financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of the combining financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combining financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company and the Affiliate consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fees Receivable and Allowance for Doubtful Accounts

The Company's and the Affiliate's fees receivable are recorded at amounts billed to customers, and presented on the Combining Statement of Financial Condition net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company and the Affiliate.

The Company may provide services covering a period of time which includes the current and subsequent years for which the billing occurs in the subsequent period. The Company recognizes the earned but unbilled revenue in the period it is earned and as part of its fees receivable.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash - Restricted

Cash - restricted represents funds held as collateral for letter of credit in lieu of security deposit for an office lease. The Company has no ability to draw on the restricted funds.

Income Taxes

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership; accordingly, the income of the Company is taxed to the members. However, the Company is subject to the New York City Unincorporated Business Tax, and a provision has been reflected in the combining financial statements. Deferred income tax expense has been recognized in the combining financial statements primarily as a result of the Company being on a cash basis for tax purposes and relates primarily to fees receivable.

No provision is required for taxation on the profits of the Affiliate, which is a limited liability partnership. Under UK tax legislation the limited liability partnership is tax transparent. As a result, each member is assessed for income tax on its share of the limited liability partnership's profits.

Foreign Currency Translation and Transactions

Fees receivable denominated in foreign currencies are measured at the foreign exchange rate on the transaction date. At the balance sheet date and upon settlement, the receivable is re-measured at the then current rate.

The accounts of the Affiliate are measured in its functional currency, which is the local currency (British Pounds) and translated into U.S. Dollars. All asset and liability accounts have been translated using the current rate of exchange at the balance sheet date.

BERCHWOOD PARTNERS LLC AND AFFILIATE

NOTES TO THE COMBINING STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Future Accounting Pronouncements

Effective January 1, 2019, the Company and the Affiliate adopted new accounting pronouncement Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). The objective of the ASU is to increase transparency and comparability in financial reporting by requiring balance sheet recognition of leases and note disclosure of certain information about lease arrangements. The Company and the Affiliate have elected the package of practical expedients permitted in Topic 842. As a result of the adoption of the new lease accounting guidance, the Company and the Affiliate recognized on January 1, 2019 (a) a lease liability of $534,711, which represents the present value of the remaining lease payments of $418,310, discounted using the Company's incremental borrowing rate of 5.5%, and (b) a right-of-use asset of $353,827, which represents the lease liability of $534,711. The Company and the Affiliate does not expect this guidance to have an impact on its regulatory capital since, the operating lease asset can be added back to net capital to the extent of the associated operating lease liability.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company maintains minimum regulatory net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2018, the Company had net capital of $107,165 which was $95,095 in excess of its required minimum net capital of $12,070. The Company's ratio of aggregate indebtedness to net capital was 1.69 to 1.

The Company is exempt from SEC Rule 15c3-3 pursuant to exemptive provisions of sub-paragraph (k)(2)(i).

NOTE 3 - FEES RECEIVABLE

The fees receivable of $226,335 comprise amounts due from three customers at December 31, 2018, all of which have different installment arrangements. Three customers represent 54%, 24% and 22% of the fees receivable balance at December 31, 2018. Installments are payable through June 2020. Fees receivable of $171,335 which are in excess of one year have been discounted to present value using an effective rate of 3.75% and 5.25%.

Fees receivable are expected to be collected as follows:

December 31,	
2019	$ 170,671
2020	60,781
	231,452
Less: Discounting	5,117
	$ 226,335

The Company does not recognize interest on past due receivables. The Company has recorded an allowance for doubtful accounts in the amount of $733,465 at December 31, 2018.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment were comprised of the following at December 31, 2018:

Equipment	$ 133,856
Furniture and fixtures	48,573
	182,429
Less: Accumulated depreciation	164,994
Property and equipment, net	$ 17,435

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating Leases

In May 2018, the Company entered into an agreement with its landlord to extend the lease for its New York office space through January 2020. The Affiliate's lease for its UK office space expires in December 2019. The future minimum payments under both noncancellable operating leases are subject to additional rentals for increases in operating expenses and real estate taxes.

A deferred rent liability representing the cumulative difference between rent paid and the amount recognized under the straight-line method of accounting has been recorded.

Future minimum lease payments under the noncancellable operating leases (including Affiliate) at December 31, 2018 are as follows:

Years Ending December 31,	
2019	$ 553,536
2020	33,068
Total	$ 586,604

The Company is obligated to obtain an irrevocable stand-by letter of credit in lieu of the security deposit on the office in New York City. The letter of credit is collateralized by a restricted certificate of deposit and is shown in cash - restricted on the Combining Statement of Financial Condition.

Cash Credit Risk Concentration

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

The Affiliate maintains cash in a foreign bank account in the UK. The account is covered by the Financial Services Compensation Scheme for up to $108,409 (£85,000).

NOTE 6 - RETIREMENT PLANS

The Company maintains a defined contribution 401(k) pension plan which covers all eligible members and employees.

In addition, the Company has a Profit Sharing Plan ("Plan") covering substantially all of its employees. Contributions to the Plan are at the discretion of the management.

NOTE 7 - SUBSEQUENT EVENTS

The Company and the Affiliate have evaluated events or transactions that occurred after December 31, 2018 through the date these combining financial statements were issued. During this period, there were no material subsequent events requiring disclosure, other than $260,000 of contributions made by the members in 2019.